February 17, 2006

Mail Stop 4561

Elizabeth A. Abdoo
Executive Vice President and General Counsel
Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817

      Re:	Host Marriott Corporation
		Second Amendment to Registration Statement on Form S-4
      Filed February 7, 2006
		File No.  333-130249

Dear Ms. Abdoo:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

Host Marriott Corporation Form S-4

General
1. We note your response to prior comment 15. We continue to believe that in the absence of a definitive agreement, the commitment letters should be filed as exhibits to your registration statement. Your disclosure depicts the bridge loan as an available facility, subject only to the transaction closing by May 14, 2006. Accordingly, the commitment letters setting forth the material terms of the bridge loan should be filed. If you believe that there is a material risk that the terms of this financing may change prior to final documentation, please address this in your risk factors.
2. Please revise your draft Sidley opinion, filed as exhibit 8.3 to this proxy/prospectus, to reflect counsel`s reliance only on certain factual representations. In its current form, the opinion refers, in several place, only to "representations" made various parties.

FF&E and Capital Expenditures, pages 114-115

3. We note your response to prior comment 12. With respect to amounts contributed to the FF&E reserve fund, please clarify the following:
* your revenue recognition policy related to revenue received from your hotels that is subsequently placed into escrow;
* whether you are obligated to pay any amounts placed into escrow towards capital expenditures under management or loan agreements;
* how changes in restricted cash are reported on the statement of cash flows and your basis for this accounting treatment.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Matthew Maulbeck at 202-551-3466 or Linda
Van
Doorn, Senior Assistant Chief Accountant, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3694 with any other questions.

Sincerely,



Owen J. Pinkerton
Senior Counsel


cc:	Scott C. Herlihy (via facsimile)
	Latham & Watkins LLP

??

??

??

??




Elizabeth A. Abdoo
Host Marriott Corporation
February 17, 2006
Page 1